

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Elizabeth Eby
Chief Financial Officer
Sunpower Corporation
1414 Harbour Way South , Suite 1901
Richmond , California 94804

      Re: Sunpower Corporation
          Form 10-K for the year ended January 1, 2023
          Form 10-Q for the period ended April 2, 2023
          Form 8-K furnished May 3, 2023
          Response dated June 16, 2023
          File No. 1-34166

Dear Elizabeth Eby:

We have reviewed your June 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Correspondence dated June 16, 2023

Form 10-Q for the period ended April 2, 2023
Item 5: Other Information
Information concerning certain limited activities related to Iran, page 40

1.   We note your response to our prior comment 1 that you will respond by June 30, 2023. We will evaluate your response when provided.

Form 8-K furnished May 3, 2023
Exhibit 99.1 Earnings Release
Reconciliations of GAAP Measures to Non-GAAP Measures, page 14

2.   We note your response to our comment number 2. In future filings, please revise to remove the adjustments for general operating results of business divestitures that did not meet the criteria for discontinued operations, such as the Hillsboro facility. As noted in our prior comment, excluding normal operating costs related to businesses that do not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, would represent individually tailored accounting measures. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Additionally, the true-up to warranty claims appears to be a continuing obligation of the company, and to the extent it is recorded in cost of sales, appears to represent normal cash operating expenses which should not be adjusted from these Non-GAAP measures. Please revise your Non-GAAP measures in future filings.

 You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing